Form 40-F
period 2005-12-31
STANTEC INC
filed 2006-03-30
CIK 1131383

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005
Commission File Number: 001-32562
STANTEC INC.
(Exact name of Registrant as specified in its charter)

(Translation of Registrant’s name into English (if applicable))
Canada

(Province or other jurisdiction of incorporation or organization)
8711

(Primary Standard Industrial Classification Code Number (if applicable))
N/A

(I.R.S. Employer Identification Number (if applicable))
10160 – 112 Street, Edmonton, Alberta, Canada T5K 2L6

(Address and telephone number of Registrant’s principal executive offices)
Stantec Consulting Inc., 8211 South 48th Street, Phoenix, AZ 85044 (602)438-2200

(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)
Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered

Common Shares	New York Stock Exchange
Securities registered or to be registered pursuant to Section 12(g) of the Act.
None.

(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
None.

(Title of Class)
For annual reports, indicate by check mark the information filed with this Form:
☑ Annual information form       ☑ Audited annual financial statements
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
          As of December 31, 2005 – 22,371,827 Common Shares outstanding.
Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the file number assigned to the Registrant in connection with such Rule.
     Yes ☐       No ☑
Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.
     Yes ☑   No ☐

DISCLOSURE CONTROLS AND PROCEDURES
Disclosure controls and procedures are designed to ensure that information required to be disclosed by Stantec Inc. (“Stantec”) in reports filed with securities regulatory agencies is recorded, processed, summarized and reported on a timely basis and is accumulated and communicated to Stantec’s management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.
An evaluation was carried out under the supervision of and with the participation of Stantec’s management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures (as defined in rules adopted by the U.S. Securities and Exchange Commission) as of December 31, 2005. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the design and operation of our disclosure controls and procedures were effective.
Internal controls over financial reporting are procedures designed to provide reasonable assurance that transactions are properly authorized, assets are safeguarded against unauthorized and improper use, and transactions are properly recorded and reported. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of financial reporting and financial statement preparation. Accordingly, Stantec’s management, including our Chief Executive Officer and our Chief Financial Officer, does not expect that Stantec’s internal controls over financial reporting will prevent or detect all errors and all fraud.
There has been no change in Stantec’s internal controls over financial reporting during the year ended December 31, 2005 that materially affected, or that is reasonably likely to materially affect, Stantec’s internal controls over financial reporting.
Stantec will continue to periodically review its disclosure controls and procedures and internal controls over financial reporting and may make modifications from time to time as considered necessary or desirable. Stantec has been undertaking a comprehensive review of its existing internal controls over financial reporting in preparation for the reporting and attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 becoming effective. In connection with such review, modifications have been made to Stantec’s disclosure controls and procedures and internal controls over financial reporting and modifications may, as appropriate, be made to Stantec’s disclosure controls and procedures or internal controls over financial reporting in the future.
IDENTIFICATION OF THE AUDIT COMMITTEE
Stantec’s audit committee is made up of the following three members: William (Bill) D. Grace (Chair), E. John (Jack) Finn and Robert R. Mesel.
AUDIT COMMITTEE FINANCIAL EXPERT
Stantec’s Board of Directors has determined that it has at least one audit committee financial expert serving on its audit committee. The Board of Directors has determined that Mr. William D. Grace is an audit committee financial expert (as such term is defined in the rules and regulations of the Securities Exchange Commission) and is independent, as that term is defined by the New York Stock Exchange’s corporate governance standards applicable to Stantec. The Securities and Exchange Commission has indicated that the designation of a person as an audit committee financial expert does not impose on such person any duties, obligations or liability that are greater than those imposed on such person as a member of the audit committee and the Board of Directors in the absence of such designation and does not affect the duties, obligations or liability of any other member of the audit committee or Board of Directors.
CODE OF ETHICS
Stantec has adopted a code of ethics, entitled “Stantec Code of Ethics”. The Code of Ethics applies to all directors, officers and employees of Stantec, including Stantec’s principal executive officer, principal financial officer and principal accounting officer. Stantec’s Board of Directors, through its corporate governance and compensation committee, reviews the operation of the Code of Ethics and any waivers thereof. The Code of Ethics is reviewed at least annually to ensure that it complies with all legal requirements and is in alignment with best practices. In the event that amendments are needed, recommendations are made to the corporate governance and compensation committee and the Board of Directors for approval. The Code of Ethics is available on Stantec’s website (www.stantec.com) in the “Inside Stantec—Governance” section and is available in print to any shareholder upon written request to the Secretary of Stantec.
The Board of Directors has also adopted whistleblower procedures which allow officers and employees who feel that a violation of the Code of Ethics has occurred to report this violation on a confidential and anonymous basis. The procedures allow concerns regarding accounting, internal accounting controls or auditing matters to be reported on a confidential and anonymous basis as well.
PRINCIPAL ACCOUNTANT FEES AND SERVICES
The disclosure provided under “External Auditor Service Fees” on page 27 of Exhibit 2, Annual Information Form, is incorporated by reference herein.
AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES
The disclosure provided under “Pre-Approval Policy” on page 27 of Exhibit 2, Annual Information Form, is incorporated by reference herein.
OFF-BALANCE SHEET ARRANGEMENTS
The disclosure provided under “Off-Balance Sheet Arrangements” on page M-22 of Exhibit 3, Management’s Discussion and Analysis, is incorporated by reference herein.
CONTRACTUAL OBLIGATIONS
The disclosure provided under “Contractual Obligations” on page M-22 of Exhibit 3, Management’s Discussion and Analysis, is incorporated by reference herein.
UNDERTAKING AND CONSENT TO SERVICE OF PROCESS
A. Undertaking
Stantec undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to Form 40-F, the securities in relation to which the obligation to file an annual report on Form 40-F arises or transactions in said securities.

B. Consent to Service of Process
Stantec has previously filed with the Commission a Form F-X in connection with the Common Shares.
SIGNATURES
     Pursuant to the requirements of the Exchange Act, the registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

STANTEC INC.

/s/ Anthony P. Franceschini

Anthony P. Franceschini
President and Chief Executive Officer
Date: March 30, 2006

EXHIBIT INDEX

Exhibit No.	Description

1.	Notice of Annual and Special Meeting of Shareholders, and Management Information Circular dated March 15, 2006

2.	Annual Information Form dated March 30, 2006

3.	Management’s Discussion and Analysis for the year ended December 31, 2006 (pages M-1 through M-40 of the 2005 Annual Report)

4.	2005 Audited Consolidated Financial Statements (pages F-1 through F-28 of the 2005 Annual Report)

5.	Consent of Ernst & Young LLP

6.	Officers’ Certifications required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the U.S. Sarbanes-Oxley Act of 2002

7.	Officers’ Certifications required by Rule 13a-14(b) or Rule 15d-14(b) pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002