Form 40-F
period 2006-12-31
STANTEC INC
filed 2007-03-30
CIK 1131383

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
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
Stantec Consulting Inc., 19 Technology Drive, Irvine, CA 92618-2334 (949) 923-6000
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
     As of December 31, 2006 – 45,257,451 Common Shares outstanding.
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
Yes ☑      No ☐

DISCLOSURE CONTROLS AND PROCEDURES
The disclosure provided under “Controls and Procedures” on page M-45 of Exhibit 3, Management’s Discussion and Analysis, is incorporated by reference herein.
MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
The disclosure provided in Exhibit 4, Management Report, is incorporated by reference herein.
AUDITOR ATTESTATION
The disclosure provided in Exhibit 5, Independent Auditor’s Report on Internal Controls, is incorporated by reference herein.
CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING
The disclosure provided under “Controls and Procedures” on page M-45 of Exhibit 3, Management’s Discussion and Analysis, is incorporated by reference herein.
IDENTIFICATION OF THE AUDIT COMMITTEE
On December 31, 2006, Stantec’s audit committee was made up of the following three members: William (Bill) D. Grace (Chair), E. John (Jack) Finn and Robert R. Mesel. On February 21, 2007, Ivor M. Ruste was appointed a member of the audit committee.
AUDIT COMMITTEE FINANCIAL EXPERT
Stantec’s Board of Directors has determined that it has at least one audit committee financial expert serving on its audit committee. The Board of Directors has determined that each of William D. Grace and Ivor M. Ruste is an audit committee financial expert (as such term is defined in the rules and regulations of the Securities Exchange Commission) and is independent, as that term is defined by the New York Stock Exchange’s corporate governance standards applicable to Stantec. The Securities and Exchange Commission has indicated that the designation of a person as an audit committee financial expert does not impose on such person any duties, obligations or liability that are greater than those imposed on such person as a member of the audit committee and the Board of Directors in the absence of such designation and does not affect the duties, obligations or liability of any other member of the audit committee or Board of Directors.
CODE OF ETHICS
Stantec has adopted a code of ethics, entitled “Stantec Code of Ethics”. The Code of Ethics applies to all directors, officers and employees of Stantec, including Stantec’s principal executive officer, principal financial officer and principal accounting officer. Stantec’s Board of Directors, through its corporate governance and compensation committee, reviews the operation of the Code of Ethics and any waivers thereof. The Code of Ethics is reviewed at least annually to ensure that it complies with all legal requirements and is in alignment with best practices. In the event that amendments are needed, recommendations are made to the corporate governance and compensation committee and the Board of Directors for approval. The Code of Ethics is available on Stantec’s website (www.stantec.com) in the “Inside Stantec – Governance” section and is available in print to any shareholder upon written request to the Secretary of Stantec.
The Board of Directors has also adopted whistleblower procedures which allow officers and employees who feel that a violation of the Code of Ethics has occurred to report this violation on a confidential and anonymous basis. The procedures allow concerns regarding accounting, internal accounting controls or auditing matters to be reported on a confidential and anonymous basis as well.

PRINCIPAL ACCOUNTANT FEES AND SERVICES
The disclosure provided under “External Auditor Service Fees” on page 28 of Exhibit 2, Annual Information Form, is incorporated by reference herein.
AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES
The disclosure provided under “Pre-Approval Policy” on page 28 of Exhibit 2, Annual Information Form, is incorporated by reference herein.
OFF-BALANCE SHEET ARRANGEMENTS
The disclosure provided under “Off-Balance Sheet Arrangements” on page M-25 of Exhibit 3, Management’s Discussion and Analysis, is incorporated by reference herein.
CONTRACTUAL OBLIGATIONS
The disclosure provided under “Contractual Obligations” on page M-25 of Exhibit 3, Management’s Discussion and Analysis, is incorporated by reference herein.
UNDERTAKING AND CONSENT TO SERVICE OF PROCESS
A. Undertaking
Stantec undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to Form 40-F, the securities in relation to which the obligation to file an annual report on Form 40-F arises, or transactions in said securities.
B. Consent to Service of Process
Stantec has previously filed with the Commission a Form F-X in connection with the Common Shares.
SIGNATURES
     Pursuant to the requirements of the Exchange Act, the registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

STANTEC INC.
/s/ Anthony P. Franceschini
Anthony P. Franceschini
President and Chief Executive Officer

Date: March 30, 2007

EXHIBIT INDEX

Exhibit No.	Description

1.	Notice of Annual and Special Meeting of Shareholders, and Management Information Circular dated March 15, 2007

2.	Annual Information Form dated March 30, 2007

3.	Management’s Discussion and Analysis for the year ended December 31, 2006 (pages M-3 through M-47 of the 2006 Annual Report)

4.	Management Report for the year ended December 31, 2006 (page F-1 of the 2006 Annual Report)

5.	Independent Auditor’s Report on Internal Controls for the year ended December 31, 2006 (page F-3 of the 2006 Annual Report)

6.	2006 Audited Consolidated Financial Statements (pages F-1 through F-33 of the 2006 Annual Report)

7.	Consent of Ernst & Young LLP

8.	Officers’ Certifications required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the U.S. Sarbanes-Oxley Act of 2002

9.	Officers’ Certifications required by Rule 13a-14(b) or Rule 15d-14(b) pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002