Form 40-F
period 2007-12-31
STANTEC INC
filed 2008-03-27
CIK 1131383

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or
☒	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended: December 31, 2007
Commission file number: 001-32562
STANTEC INC.

(Exact name of Registrant as specified in its charter)

(Translation of Registrant's name into English (if applicable))

Canada

(Province or other jurisdiction of incorporation or organization)

8711

 (Primary Standard Industrial Classification Code Number (if applicable))

N/A

(I.R.S. Employer Identification Number (if applicable))

10160 – 112 Street, Edmonton, Alberta, Canada T5K 2L6

(Address and telephone number of Registrant's principal executive offices)

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

[Ö] Annual information form   [Ö] Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

           As of December 31, 2007 – 45,703,935 Common Shares outstanding.

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the file number assigned to the Registrant in connection with such Rule.

Yes [  ]   No [Ö]

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes [Ö]   No [  ]

DISCLOSURE CONTROLS AND PROCEDURES

The disclosure provided under “Controls and Procedures” on page M-42 of Exhibit 3, Management’s Discussion and Analysis, is incorporated by reference herein.

MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The disclosure provided under “Management Report” on page F-1 of Exhibit 4 and is incorporated by reference herein.

AUDITOR ATTESTATION

The disclosure provided under “Independent Auditors’ Report on Internal Controls” on page F-3 of Exhibit 4 and is incorporated by reference herein.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

The disclosure provided under “Controls and Procedures” on page M-42 of Exhibit 3, Management’s Discussion and Analysis, is incorporated by reference herein.

IDENTIFICATION OF THE AUDIT COMMITTEE

On December 31, 2007, Stantec’s audit committee was made up of the following three members:  William (Bill) D. Grace (Chair), Robert R. Mesel, and Ivor M. Ruste.

AUDIT COMMITTEE FINANCIAL EXPERT

Stantec’s Board of Directors has determined that it has at least one audit committee financial expert serving on its audit committee.  The Board of Directors has determined that each of William D. Grace, Ivor M. Ruste, and Robert R. Mesel is an audit committee financial expert (as such term is defined in the rules and regulations of the Securities Exchange Commission) and is independent, as that term is defined by the New York Stock Exchange’s corporate governance standards applicable to Stantec.  The Securities and Exchange Commission has indicated that the designation of a person as an audit committee financial expert does not impose on such person any duties, obligations or liability that are greater than those imposed on such person as a member of the audit committee and the Board of Directors in the absence of such designation and does not affect the duties, obligations or liability of any other member of the audit committee or Board of Directors.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The disclosure provided under “External Auditor Service Fees” on page 30 of Exhibit 2, Annual Information Form, is incorporated by reference herein.

AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES

The disclosure provided under “Preapproval Policy” on page 29 of Exhibit 2, Annual Information Form, is incorporated by reference herein.

OFF-BALANCE SHEET ARRANGEMENTS

The disclosure provided under “Off-Balance Sheet Arrangements” on page M-26 of Exhibit 3, Management’s Discussion and Analysis, is incorporated by reference herein.

CONTRACTUAL OBLIGATIONS

The disclosure provided under “Contractual Obligations” on page M-26 of Exhibit 3, Management’s Discussion and Analysis, is incorporated by reference herein.

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

STANTEC INC.

Date: March 27, 2008	By:	/s/ Anthony P. Franceschini
Anthony P. Franceschini
President and Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

1.	Notice of Annual Meeting of Shareholders, and Management Information Circular dated March 14, 2008
2.	Annual Information Form dated March 27, 2008
3.	Management’s Discussion and Analysis for the year ended December 31, 2007 (pages M-1 through M-44 of the 2007 Financial Review)
4.	2007 Audited Consolidated Financial Statements (pages F-1 through F-35 of the 2007 Financial Review)
5.	Consent of Ernst & Young LLP
6.	Officers’ Certifications required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the U.S. Sarbanes-Oxley Act of 2002
7.	Officers’ Certifications required by Rule 13a-14(b) or Rule 15d-14(b) pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002
8.	Form of Proxy