Form 40-F
period 2008-12-31
STANTEC INC
filed 2009-02-26
CIK 1131383

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2008
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

           As of December 31, 2008 – 45,448,123 Common Shares outstanding.

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

Yes [Ö]   No [  ]

DISCLOSURE CONTROLS AND PROCEDURES

The disclosure provided under “Controls and Procedures” on page M-55 of Exhibit 2, Management’s Discussion and Analysis, is incorporated by reference herein.

MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The disclosure provided under “Management Report” on page F-1 of Exhibit 4 and is incorporated by reference herein.

AUDITOR ATTESTATION

The disclosure provided under “Independent Auditors’ Report on Internal Controls” on page F-3 of Exhibit 3 and is incorporated by reference herein.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

The disclosure provided under “Controls and Procedures” on page M-55 of Exhibit 2, Management’s Discussion and Analysis, is incorporated by reference herein.

IDENTIFICATION OF THE AUDIT COMMITTEE

On December 31, 2008, Stantec’s audit committee was made up of the following three members:  Ivor M. Ruste (Chair), Susan E. Hartman, and Robert R. Mesel.

AUDIT COMMITTEE FINANCIAL EXPERT

Stantec’s Board of Directors has determined that it has two audit committee financial experts serving on its audit committee.  Ivor M. Ruste and Robert R. Mesel are each an audit committee financial expert (as such term is defined in the rules and regulations of the Securities Exchange Commission) and is independent, as that term is defined by the New York Stock Exchange’s corporate governance standards applicable to Stantec.  The Securities and Exchange Commission has indicated that the designation of a person as an audit committee financial expert does not impose on such person any duties, obligations or liability that are greater than those imposed on such person as a member of the audit committee and the Board of Directors in the absence of such designation and does not affect the duties, obligations or liability of any other member of the audit committee or Board of Directors.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The disclosure provided under “External Auditor Service Fees” on page 13 of Exhibit 1, Annual Information Form, is incorporated by reference herein.

AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES

The disclosure provided under “Preapproval Policy” on page 13 of Exhibit 1, Annual Information Form, is incorporated by reference herein.

OFF-BALANCE SHEET ARRANGEMENTS

The disclosure provided under “Off-Balance Sheet Arrangements” on page M-33 of Exhibit 2, Management’s Discussion and Analysis, is incorporated by reference herein.

CONTRACTUAL OBLIGATIONS

The disclosure provided under “Contractual Obligations” on page M-33 of Exhibit 2, Management’s Discussion and Analysis, is incorporated by reference herein.

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

STANTEC INC.

Date: February 26, 2009	By:	/s/ Anthony P. Franceschini
Anthony P. Franceschini
President and Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

1.	Annual Information Form dated February 26, 2009
2.	Management’s Discussion and Analysis for the year ended December 31, 2008 (pages M-1 through M-57 of the 2008 Financial Review)
3.	2008 Audited Consolidated Financial Statements (pages F-1 through F-38 of the 2008 Financial Review)
4.	Consent of Ernst & Young LLP
5.	Officers’ Certifications required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the U.S. Sarbanes-Oxley Act of 2002
6.	Officers’ Certifications required by Rule 13a-14(b) or Rule 15d-14(b) pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002