Form 40-F
period 2009-12-31
STANTEC INC
filed 2010-02-25
CIK 1131383

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 40-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended     December 31, 2009

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

Stantec Consulting Services Inc., 19 Technology Drive, Irvine, CA 92618-2334 (949) 923-6000

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

As of December 31, 2009 – 45,716,820 Common Shares outstanding.

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

Yes ☑   No ☐

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

Yes ☐   No ☐

DISCLOSURE CONTROLS AND PROCEDURES

The disclosure provided under “Controls and Procedures” on page M-62 of Exhibit 2, Management’s Discussion and Analysis, is incorporated by reference herein.

MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The disclosure provided under “Management Report” on page F-1 of Exhibit 3 and is incorporated by reference herein.

AUDITOR ATTESTATION

The disclosure provided under “Independent Auditors’ Report on Internal Controls” on page F-3 of Exhibit 3 and is incorporated by reference herein.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

The disclosure provided under “Controls and Procedures” on page M-62 of Exhibit 2, Management’s Discussion and Analysis, is incorporated by reference herein.

IDENTIFICATION OF THE AUDIT COMMITTEE

On December 31, 2009, Stantec’s audit committee was made up of the following three members:  Ivor M. Ruste (Chair), Susan E. Hartman, and David L. Emerson.

AUDIT COMMITTEE FINANCIAL EXPERT

Stantec’s Board of Directors has determined that it has two audit committee financial experts serving on its audit committee.  Ivor M. Ruste and David L. Emerson are each an audit committee financial expert (as such term is defined in the rules and regulations of the Securities Exchange Commission) and is independent, as that term is defined by the New York Stock Exchange’s corporate governance standards applicable to Stantec.  The Securities and Exchange Commission has indicated that the designation of a person as an audit committee financial expert does not impose on such person any duties, obligations or liability that are greater than those imposed on such person as a member of the audit committee and the Board of Directors in the absence of such designation and does not affect the duties, obligations or liability of any other member of the audit committee or Board of Directors.

CODE OF ETHICS

Stantec has adopted a code of ethics, entitled “Stantec Code of Ethics”.  The Code of Ethics applies to all directors, officers and employees of Stantec, including Stantec’s principal executive officer, principal financial officer and principal accounting officer.  Stantec’s Board of Directors, through its corporate governance and compensation committee, reviews the operation of the Code of Ethics and any waivers thereof.  The Code of Ethics is reviewed at least annually to ensure that it complies with all legal requirements and is in alignment with best practices.  In the event that amendments are needed, recommendations are made to the corporate governance and compensation committee and the Board of Directors for approval.  The Code of Ethics is available on Stantec’s website (www.stantec.com) under the “About – Governance” section and is available in print to any shareholder upon written request to the Secretary of Stantec.

The Board of Directors has also adopted whistleblower procedures which allow officers and employees who feel that a violation of the Code of Ethics has occurred to report this violation on a confidential and anonymous basis.  The procedures allow concerns regarding accounting, internal accounting controls or auditing matters to be reported on a confidential and anonymous basis as well.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The disclosure provided under “External Auditor Service Fees” on page 14 of Exhibit 1, Annual Information Form, is incorporated by reference herein.

AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES

The disclosure provided under “Preapproval Policy” on page 14 of Exhibit 1, Annual Information Form, is incorporated by reference herein.

OFF-BALANCE SHEET ARRANGEMENTS

The disclosure provided under “Off-Balance Sheet Arrangements” on page M-35 of Exhibit 2, Management’s Discussion and Analysis, is incorporated by reference herein.

CONTRACTUAL OBLIGATIONS

The disclosure provided under “Contractual Obligations” on page M-34 of Exhibit 2, Management’s Discussion and Analysis, is incorporated by reference herein.

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

STANTEC INC.

/s/ Robert J. Gomes
Robert J. Gomes
President and Chief Executive Officer

Date:  February 25, 2010

EXHIBIT INDEX

Exhibit No.	Description
1.	Annual Information Form dated February 25, 2010
2.	Management’s Discussion and Analysis for the year ended December 31, 2009 (pages M-1 through M-64 of the 2009 Financial Review)
3.	2009 Audited Consolidated Financial Statements (pages F-1 through F-45 of the 2009 Financial Review)
4.	Consent of Ernst & Young LLP
5.	Officers’ Certifications required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the U.S. Sarbanes-Oxley Act of 2002
6.	Officers’ Certifications required by 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002