Form 40-F
period 2010-12-31
STANTEC INC
filed 2011-02-24
CIK 1131383

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 40-F

[] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR
[X] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended   December 31, 2010

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

Page 1of 6

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

           As of December 31, 2010 – 45,768,320 Common Shares outstanding.

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the file number assigned to the Registrant in connection with such Rule.

Yes []   No [Ö]

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes [Ö]   No []

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

Yes []   No []

DISCLOSURE CONTROLS AND PROCEDURES

The disclosure provided under “Controls and Procedures” on page M-66 of Exhibit 2, Management’s Discussion and Analysis, is incorporated by reference herein.

MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The disclosure provided under “Management Report” on page F-1 of Exhibit 3, 2010 Audited Consolidated Financial Statements, is incorporated by reference herein.

AUDITOR ATTESTATION

The disclosure provided under “Independent Auditors’ Report on Internal Control Over Financial Reporting” on page F-3 of Exhibit 3, 2010 Audited Consolidated Financial Statements, is incorporated by reference herein.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

The disclosure provided under “Controls and Procedures” on page M-66 of Exhibit 2, Management’s Discussion and Analysis, is incorporated by reference herein.

IDENTIFICATION OF THE AUDIT COMMITTEE

On December 31, 2010, Stantec’s audit and risk committee was made up of the following three members:  Ivor M. Ruste (Chair), Susan E. Hartman, and David L. Emerson.

AUDIT COMMITTEE FINANCIAL EXPERT

Stantec’s Board of Directors has determined that it has two audit committee financial experts serving on its audit and risk committee.  Ivor M. Ruste and David L. Emerson are each an audit committee financial expert (as such term is defined in the rules and regulations of the Securities Exchange Commission) and are independent, as that term is defined by the New York Stock Exchange’s corporate governance standards applicable to Stantec.  The Securities and Exchange Commission has indicated that the designation of a person as an audit committee financial expert does not impose on such person any duties, obligations or liability that are greater than those imposed on such person as a member of the audit committee and the Board of Directors in the absence of such designation and does not affect the duties, obligations or liability of any other member of the audit committee or Board of Directors.

CODE OF ETHICS

Stantec has adopted a code of ethics, entitled “Stantec Code of Ethics”.  The Code of Ethics applies to all directors, officers and employees of Stantec, including Stantec’s principal executive officer, principal financial officer and principal accounting officer.  Stantec requires that all officers and employees annually certify that they have read and understand the Code. The Code of Ethics is reviewed at least annually to ensure that it complies with all legal requirements and is in alignment with best practices.  In the event that amendments are needed, recommendations are made to the corporate governance and compensation committee and the Board of Directors for approval.  The Code of Ethics is available on Stantec’s website (www.stantec.com) under the “About – Governance” section and is available in print to any shareholder upon written request to the Secretary of Stantec.

The Board of Directors believes that providing a forum for employees and officers to raise concerns about ethical conduct and treating all complaints with the appropriate level of seriousness foster a culture of ethical conduct within Stantec. Stantec’s Integrity Policy sets out our procedures for reporting and investigating observations or concerns raised by employees or officers of the company.  The Integrity Policy is available at www.stantec.com.  Stantec monitors compliance with its code through its integrity hotline.  The integrity hotline allows officers or employees to report concerns regarding breaches of our code in writing, over the telephone, by mail or by email.  All complaints are treated as confidential, and requests to maintain anonymity are respected to the extent possible.  The integrity hotline is monitored by Stantec’s general counsel.

Copies of all complaints are reviewed by the chair of the Audit and Risk Committee upon receipt.  A quarterly report is presented to the Audit and Risk Committee summarizing the status of any active investigations of complaints and the resolution of all complaints made through the integrity hotline.

The Board of Directors believes that its effectiveness is furthered when directors exercise independent judgment in considering transactions and agreements. As such, if at any Board of Directors’ meeting a director or executive officer has a material interest in a matter being considered, such director or officer would not be present for discussions relating to the matter and would not participate in any vote on the matter.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The disclosure provided under “External Auditor Service Fees” on page 16 of Exhibit 1, Annual Information Form, is incorporated by reference herein.

AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES

The disclosure provided under “Preapproval Policy” on page 16 of Exhibit 1, Annual Information Form, is incorporated by reference herein. No audit fees, audit-related fees, tax fees or other fees were approved by the Audit and Risk Committee pursuant to paragraph (c)(7)(i)(C) of Regulation S-X.

OFF-BALANCE SHEET ARRANGEMENTS

The disclosure provided under “Off-Balance Sheet Arrangements” on page M-39 of Exhibit 2, Management’s Discussion and Analysis, is incorporated by reference herein.

CONTRACTUAL OBLIGATIONS

The disclosure provided under “Contractual Obligations” on page M-39 of Exhibit 2, Management’s Discussion and Analysis, is incorporated by reference herein.

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

STANTEC INC.

/s/ Robert J. Gomes
Robert J. Gomes
President and Chief Executive Officer

Date:  February 24, 2011

EXHIBIT INDEX

Exhibit No.	Description
1.	Annual Information Form dated February 24, 2011
2.	Management’s Discussion and Analysis for the year ended December 31, 2010 (pages M-1 through M-68 of the 2010 Financial Review)
3.	2010 Audited Consolidated Financial Statements (pages F-1 through F-44 of the 2010 Financial Review)
4.	Consent of Ernst & Young LLP
5.	Officers’ Certifications required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the U.S. Sarbanes-Oxley Act of 2002
6.	Officers’ Certifications required by Rule 13a-14(b) or Rule 15d-14(b) pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002
7.	Officers’ Certifications required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the U.S. Sarbanes-Oxley Act of 2002
8.	Officers’ Certifications required by Rule 13a-14(b) or Rule 15d-14(b) pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002