Form 40-F
period 2012-12-31
STANTEC INC
filed 2013-02-21
CIK 1131383

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 40-F

[] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

       OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended    December 31, 2012

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

As of December 31, 2012 – 45,983,894 Common Shares outstanding.

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

Yes []    No []

DISCLOSURE CONTROLS AND PROCEDURES

The disclosure provided under “Controls and Procedures” on page M-65 of Exhibit 2, Management’s Discussion and Analysis, is incorporated by reference herein.

MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The disclosure provided under “Management Report” on page F-1 of Exhibit 3, 2012 Audited Consolidated Financial Statements, is incorporated by reference herein.

AUDITOR ATTESTATION

The disclosure provided under “Independent Auditors’ Report on Internal Control Over Financial Reporting” on page F-3 of Exhibit 3, 2012 Audited Consolidated Financial Statements, is incorporated by reference herein.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

The disclosure provided under “Controls and Procedures” on page M-65 of Exhibit 2, Management’s Discussion and Analysis, is incorporated by reference herein.

IDENTIFICATION OF THE AUDIT COMMITTEE

On December 31, 2012, Stantec’s audit and risk committee was made up of the following three members: Ivor M. Ruste (Chair), David L. Emerson, and Douglas K. Ammerman.

AUDIT COMMITTEE FINANCIAL EXPERT

Stantec’s Board of Directors has determined that all of the members of the audit and risk committee are financial experts. Ivor M. Ruste, David L. Emerson, and Douglas K. Ammerman are each an audit committee financial expert (as such term is defined in the rules and regulations of the Securities Exchange Commission) and are independent, as that term is defined by the New York Stock Exchange’s corporate governance standards applicable to Stantec. The Securities and Exchange Commission has indicated that the designation of a person as an audit committee financial expert does not impose on such person any duties, obligations or liability that are greater than those imposed on such person as a member of the audit committee and the Board of Directors in the absence of such designation and does not affect the duties, obligations or liability of any other member of the audit committee or Board of Directors.

CODE OF ETHICS

Stantec has adopted a code of ethics, entitled “Stantec Code of Ethics”. The Code of Ethics applies to all directors, officers and employees of Stantec, including Stantec’s principal executive officer, principal financial officer and principal accounting officer. Stantec requires that all officers and employees annually certify that they have read and understand the Code. The Code of Ethics is reviewed at least annually to ensure that it complies with all legal requirements and is in alignment with best practices. In the event that amendments are needed, recommendations are made to the corporate governance and compensation committee and the Board of Directors for approval. On October 31, 2012, the Board of Directors approved an amended and restated Code of Ethics. The amendments strengthened the anti-corruption provisions of the Code of Ethics and added a provision relating to appropriate use of social media. The Code of Ethics as amended and restated on October 31, 2012 is filed as Exhibit 9 to this Annual Report, is available on Stantec’s website (www.stantec.com) under the “About – Governance” section and is available in print to any shareholder upon written request to the Secretary of Stantec.

The Board of Directors believes that providing a forum for employees and officers to raise concerns about ethical conduct and treating all complaints with the appropriate level of seriousness foster a culture of ethical conduct within Stan-

tec. Stantec’s Integrity Policy sets out our procedures for reporting and investigating observations or concerns raised by employees or officers of the company. The Integrity Policy is available at www.stantec.com. Stantec monitors compliance with its code through its integrity hotline. The integrity hotline allows officers or employees to report concerns regarding breaches of our code in writing, over the telephone, by mail or by email. All complaints are treated as confidential, and requests to maintain anonymity are respected to the extent possible. The integrity hotline is monitored by the office of Stantec’s general counsel.

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

OFF-BALANCE SHEET ARRANGEMENTS

The disclosure provided under “Off-Balance Sheet Arrangements” on pages M-42 through M-43 of Exhibit 2, Management’s Discussion and Analysis, is incorporated by reference herein.

CONTRACTUAL OBLIGATIONS

The disclosure provided under “Contractual Obligations” on page M-42 of Exhibit 2, Management’s Discussion and Analysis, is incorporated by reference herein.

CORPORATE GOVERNANCE

The disclosure provided under “NYSE Corporate Governance Disclosure” on page 18 of Exhibit 1, Annual Information Form, is incorporated by reference herein.

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

STANTEC INC.

/s/ Robert J. Gomes
Robert J. Gomes
President and Chief Executive Officer

Date:  February 20, 2013

EXHIBIT INDEX

Exhibit No.	Description

99.1	Annual Information Form dated February 20, 2013

99.2	Management’s Discussion and Analysis for the year ended December 31, 2012 (pages M-1 through M-68 of the 2012 Financial Review)

99.3	2012 Audited Consolidated Financial Statements (pages F-1 through F-58 of the 2012 Financial Review)

99.4	Consent of Ernst & Young LLP

99.5	Officers’ Certifications required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the U.S. Sarbanes-Oxley Act of 2002

99.6	Officers’ Certification pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002

99.7	Officers’ Certifications required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the U.S. Sarbanes-Oxley Act of 2002

99.8	Officers’ Certification pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002

99.9	Code of Ethics