Form 40-F
period 2013-12-31
STANTEC INC
filed 2014-02-27
CIK 1131383

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 40-F

[] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended    December 31, 2013

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

As of December 31, 2013 – 46,576,132 Common Shares outstanding.

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

Yes []   No []

DISCLOSURE CONTROLS AND PROCEDURES

The disclosure provided under “Controls and Procedures” on pages M-73 through M-74 of Exhibit 2, Management’s Discussion and Analysis, is incorporated by reference herein.

MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The disclosure provided under “Management Report” on page F-1 of Exhibit 3, 2013 Audited Consolidated Financial Statements, is incorporated by reference herein.

AUDITOR ATTESTATION

The disclosure provided under “Independent Auditors’ Report on Internal Control Over Financial Reporting” on page F-3 of Exhibit 3, 2013 Audited Consolidated Financial Statements, is incorporated by reference herein.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

The disclosure provided under “Controls and Procedures” on pages M-73 through M-74 of Exhibit 2, Management’s Discussion and Analysis, is incorporated by reference herein.

IDENTIFICATION OF THE AUDIT COMMITTEE

On December 31, 2013, Stantec’s audit and risk committee was made up of the following four members: Ivor M. Ruste (Chair), David L. Emerson, Delores M. Etter, and Douglas K. Ammerman.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The disclosure provided under “External Auditor Service Fees” on page 19 of Exhibit 1, Annual Information Form, is incorporated by reference herein.

AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES

The disclosure provided under “Preapproval Policy” on page 19 of Exhibit 1, Annual Information Form, is incorporated by reference herein. No audit fees, audit-related fees, tax fees or other fees were approved by the Audit and Risk Committee pursuant to paragraph (c)(7)(i)(C) of Regulation S-X.

OFF-BALANCE SHEET ARRANGEMENTS

The disclosure provided under “Off-Balance Sheet Arrangements” on page M-45 of Exhibit 2, Management’s Discussion and Analysis, is incorporated by reference herein.

CONTRACTUAL OBLIGATIONS

The disclosure provided under “Contractual Obligations” on page M-44 of Exhibit 2, Management’s Discussion and Analysis, is incorporated by reference herein.

CORPORATE GOVERNANCE

The disclosure provided under “NYSE Corporate Governance Disclosure” on page 20 of Exhibit 1, Annual Information Form, is incorporated by reference herein.

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

STANTEC INC.

/s/ Robert J. Gomes
Robert J. Gomes, P. Eng.
President and Chief Executive Officer

Date:  February 26, 2014

EXHIBIT INDEX

Exhibit No.	Description

99.1.	Annual Information Form dated February 26, 2014

99.2.	Management’s Discussion and Analysis for the year ended December 31, 2013 (pages M-1 through M-77 of the 2013 Annual Report)

99.3.	2013 Audited Consolidated Financial Statements (pages F-1 through F-57 of the 2013 Annual Report)

99.4.	Consent of Ernst & Young LLP

99.5.	Officers’ Certifications required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the U.S. Sarbanes-Oxley Act of 2002

99.6.	Officers’ Certification pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002

99.7.	Officers’ Certifications required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the U.S. Sarbanes-Oxley Act of 2002

99.8.	Officers’ Certification pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002

99.9.	Code of Ethics