Form 40-F
period 2014-12-31
STANTEC INC
filed 2015-02-26
CIK 1131383

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 40-F

[] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES

EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

For the fiscal year ended     December 31, 2014

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

As of December 31, 2014 – 93,836,258 Common Shares outstanding.

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

MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The disclosure provided under “Management Report” on page F-1 of Exhibit 3, 2014 Audited Consolidated Financial Statements, is incorporated by reference herein.

AUDITOR ATTESTATION

The disclosure provided under “Independent Auditors’ Report on Internal Control Over Financial Reporting” on page F-3 of Exhibit 3, 2014 Audited Consolidated Financial Statements, is incorporated by reference herein.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

The disclosure provided under “Controls and Procedures” on page M-66 of Exhibit 2, Management’s Discussion and Analysis, is incorporated by reference herein.

IDENTIFICATION OF THE AUDIT COMMITTEE

On December 31, 2014, Stantec’s audit and risk committee was made up of the following four members: Ivor M. Ruste (Chair), David L. Emerson, Delores M. Etter, and Douglas K. Ammerman.

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

CODE OF ETHICS

Stantec has adopted a code of ethics, entitled “Stantec Code of Ethics”. The Code of Ethics applies to all directors, officers and employees of Stantec, including Stantec’s principal executive officer, principal financial officer and principal accounting officer. Stantec requires that all officers and employees annually certify that they have read and understand the Code. The Code of Ethics is reviewed at least annually to ensure that it complies with all legal requirements and is in alignment with best practices. In the event that amendments are needed, recommendations are made to the corporate governance and compensation committee and the Board of Directors for approval. On September 4, 2014, the Board of Directors approved an amended and restated Code of Ethics. The amendments strengthened the provisions relating to appropriate use of social or other media. The Code of Ethics as amended and restated on September 4, 2014, is filed as Exhibit 9 to this Annual Report, is available on Stantec’s website (www.stantec.com) under the “Learn About Us – Corporate Governance” section and is available in print to any shareholder upon written request to the Secretary of Stantec.

The Board of Directors believes that providing a forum for employees and officers to raise concerns about ethical conduct and treating all complaints with the appropriate level of seriousness foster a culture of ethical conduct within Stantec. Stantec’s Integrity Policy sets out our procedures for reporting and investigating observations or concerns raised by employees or officers of the company. The Integrity Policy is available at www.stantec.com. Stantec monitors compliance with its code through its external integrity hotline. The external integrity hotline allows officers or employees to report concerns regarding breaches of our code in writing, over the telephone, by mail or by email. All complaints are treated as confidential, and requests to maintain anonymity are respected to the extent possible. The integrity hotline is managed by an independent third party.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The disclosure provided under “External Auditor Service Fees” on page 20 of Exhibit 1, Annual Information Form, is incorporated by reference herein.

AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES

The disclosure provided under “Preapproval Policy” on page 19 of Exhibit 1, Annual Information Form, is incorporated by reference herein. No audit-related fees, tax fees or other fees were approved by the Audit and Risk Committee pursuant to paragraph (c)(7)(i)(C) of Regulation S-X.

OFF-BALANCE SHEET ARRANGEMENTS

The disclosure provided under “Off-Balance Sheet Arrangements” on page M-45 of Exhibit 2, Management’s Discussion and Analysis, is incorporated by reference herein.

CONTRACTUAL OBLIGATIONS

The disclosure provided under “Contractual Obligations” on page M-44 of Exhibit 2, Management’s Discussion and Analysis, is incorporated by reference herein.

CORPORATE GOVERNANCE

The disclosure provided under “NYSE Corporate Governance Disclosure” on page 21 of Exhibit 1, Annual Information Form, is incorporated by reference herein.

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

STANTEC INC.

/s/ Robert J. Gomes
Robert J. Gomes, P. Eng.
President and Chief Executive Officer

Date: February 25, 2015

EXHIBIT INDEX

Exhibit No.	Description

99.1.	Annual Information Form dated February 25, 2015

99.2.	Management’s Discussion and Analysis for the year ended December 31, 2014 (pages M-1 through M-69 of the 2014 Annual Report)

99.3.	2014 Audited Consolidated Financial Statements (pages F-1 through F-53 of the 2014 Annual Report)

99.4.	Consent of Ernst & Young LLP

99.5.	Chief Executive Officer’s Certifications required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the U.S. Sarbanes-Oxley Act of 2002

99.6.	Chief Executive Officer’s Certification pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002

99.7.	Chief Financial Officer’s Certifications required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the U.S. Sarbanes-Oxley Act of 2002

99.8.	Chief Financial Officer’s Certification pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002

99.9.	Code of Ethics