Form 40-F
period 2016-12-31
STANTEC INC
filed 2017-02-23
CIK 1131383

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 40-F

[] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

         OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended     December 31, 2016

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

As of December 31, 2016 – 114,081,229 Common Shares outstanding.

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the file number assigned to the Registrant in connection with such Rule.

Yes []  No[Ö]

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

Yes []  No []

DISCLOSURE CONTROLS AND PROCEDURES

The disclosure provided under “Controls and Procedures” on page M-78 of Exhibit 2, Management’s Discussion and Analysis, is incorporated by reference herein.

MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The disclosure provided under “Management Report” on page F-1 of Exhibit 3, 2016 Audited Consolidated Financial Statements, is incorporated by reference herein.

AUDITOR ATTESTATION

The disclosure provided under “Independent Auditors’ Report on Internal Control Over Financial Reporting” on page F-3 of Exhibit 3, 2016 Audited Consolidated Financial Statements, is incorporated by reference herein.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

The disclosure provided under “Controls and Procedures” on page M-78 of Exhibit 2, Management’s Discussion and Analysis, is incorporated by reference herein.

IDENTIFICATION OF THE AUDIT COMMITTEE

On December 31, 2016, Stantec’s audit and risk committee was made up of the following four members: Ivor M. Ruste (Chair), Douglas K. Ammerman, Anthony P. Franceschini, and Donald J. Lowry.

AUDIT COMMITTEE FINANCIAL EXPERT

Stantec’s Board of Directors has determined that it has two audit committee financial experts serving on its audit and risk committee. Ivor M. Ruste, and Douglas K. Ammerman are each an audit committee financial expert (as such term is defined in the rules and regulations of the Securities Exchange Commission) and are independent, as that term is defined by the New York Stock Exchange’s corporate governance standards applicable to Stantec. The Securities and Exchange Commission has indicated that the designation of a person as an audit committee financial expert does not impose on such person any duties, obligations or liability that are greater than those imposed on such person as a member of the audit committee and the Board of Directors in the absence of such designation and does not affect the duties, obligations or liability of any other member of the audit committee or Board of Directors.

CODE OF ETHICS

Stantec has adopted a code of ethics, entitled the Stantec Code of Ethics (the “Code”). The Code applies to all directors, officers and employees of Stantec, including Stantec’s principal executive officer, principal financial officer and principal accounting officer. Stantec requires that all officers and employees annually certify that they have read and understand the Code. The Code is reviewed at least annually to ensure that it complies with all legal requirements and is in alignment with best practices. In the event that amendments are needed, recommendations are made to the corporate governance and compensation committee and the Board of Directors for approval. The Code is available on Stantec’s website (www.stantec.com) under the “Learn About Us – Corporate Governance” section and included as Exhibit 9 hereto.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The disclosure provided under “External Auditor Service Fees” on page 23 of Exhibit 1, Annual Information Form, is incorporated by reference herein.

AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES

The disclosure provided under “Preapproval Policy” on page 22 of Exhibit 1, Annual Information Form, is incorporated by reference herein. No audit-related fees, tax fees or other fees were approved by the Audit and Risk Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

OFF-BALANCE SHEET ARRANGEMENTS

The disclosure provided under “Off-Balance Sheet Arrangements” on page M-55 of Exhibit 2, Management’s Discussion and Analysis, is incorporated by reference herein.

CONTRACTUAL OBLIGATIONS

The disclosure provided under “Contractual Obligations” on page M-54 and M-55 of Exhibit 2, Management’s Discussion and Analysis, is incorporated by reference herein.

CORPORATE GOVERNANCE

The disclosure provided under “NYSE Corporate Governance Disclosure” on page 25 of Exhibit 1, Annual Information Form, is incorporated by reference herein.

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

STANTEC INC.

/s/ Robert J. Gomes
Robert J. Gomes, P. Eng.
President and Chief Executive Officer

Date:   February 22, 2017

EXHIBIT INDEX

Exhibit No.	Description

99.1.	Annual Information Form dated February 22, 2017

99.2.	Management’s Discussion and Analysis for the year ended December 31, 2016 (pages M-1 through M-81 of the 2016 Annual Report)

99.3.	2016 Audited Consolidated Financial Statements (pages F-1 through F-61 of the 2016 Annual Report)

99.4.	Consent of Ernst & Young LLP

99.5.	Chief Executive Officer’s Certifications required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the U.S. Sarbanes-Oxley Act of 2002

99.6.	Chief Executive Officer’s Certification pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002

99.7.	Chief Financial Officer’s Certifications required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the U.S. Sarbanes-Oxley Act of 2002

99.8.	Chief Financial Officer’s Certification pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002

99.9.	Code of Ethics Policy