Form 40-F/A
period 2018-12-31
STANTEC INC
filed 2019-03-01
CIK 1131383

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 40-F/A

(Amendment No. 1)

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

Emerging growth company []

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. []

EXPLANATORY NOTE

Stantec Inc. (“Stantec”) is filing this Amendment No. 1 on Form 40-F/A (“Amendment No. 1”) to Stantec’s Annual Report on Form 40-F, dated February 28, 2019, (the “Original Form 40-F”) to correct clerical errors in the totaling of (i) accrued liabilities in Note 15 Trade and Other Payables and (ii) the percentage of revenue related to performance obligations that are unsatisfied that Stantec expects to recognize as contracts are completed over the next 18 months in Note 28 Revenue, as contained in Stantec’s 2018 audited consolidated financial statements filed as Exhibit 99.3 to the Original Form 40-F. In connection herewith, Stantec files the corrected financial statements as Exhibit 99.3, along with new Interactive Data Files related thereto, the consent of the Company’s independent registered public accounting firm and the principal executive officer and principal financial officer certifications required by Section 302 and Section 906 of the Sarbanes-Oxley Act of 2002.

Except as set forth above, this Amendment No. 1 does not modify or update any of the disclosures in the Original Form 40-F. This Amendment No. 1 speaks as of the time of filing the Original Form 40-F, and does not reflect events that may have occurred subsequent to such filing.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Amendment No. 1 to be signed on its behalf by the undersigned, thereto duly authorized.

STANTEC INC.

/s/ Gordon A. Johnston
Gordon A. Johnston, M. Eng., P. Eng.
President and Chief Executive Officer

Date: March 1, 2019

EXHIBIT INDEX

Exhibit No.	Description

99.1*	Annual Information Form dated February 28, 2019

99.2*	Management’s Discussion and Analysis for the year ended December 31, 2018 (pages M-1 through M-55 of the 2018 Annual Report)

99.3	2018 Audited Consolidated Financial Statements (pages F-1 through F-63 of the 2018 Annual Report)

99.4	Consent of Ernst & Young LLP

99.5	Chief Executive Officer’s Certifications required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the U.S. Sarbanes-Oxley Act of 2002

99.6	Chief Executive Officer’s Certification pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002

99.7	Chief Financial Officer’s Certifications required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the U.S. Sarbanes-Oxley Act of 2002

99.8	Chief Financial Officer’s Certification pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002

99.9*	Code of Business Conduct

101.	Interactive Data File

*Previously Filed.