Form 40-F
period 2020-12-31
STANTEC INC
filed 2021-02-24
CIK 1131383

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 40-F
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended       December 31, 2020
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
                                               98-0601423
(I.R.S. Employer Identification Number (if applicable))
  10220-103 Avenue NW, Suite 400, Edmonton, Alberta, Canada T5J 0K4, (780) 917-7000
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
As of December 31, 2020 – 111,005,347 Common Shares outstanding.
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
Yes ☑    No ☐
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.
Emerging growth company ☐
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.☐
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C.
7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑

DISCLOSURE CONTROLS AND PROCEDURES
The disclosure provided under “Controls and Procedures” on page M-38 of Exhibit 99.2, Management’s Discussion and Analysis, is incorporated by reference herein.
MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
The disclosure provided under “Management’s Annual Report on Internal Control Over Financial Reporting” on page F-2 of Exhibit 99.3, 2020 Audited Consolidated Financial Statements, is incorporated by reference herein.
AUDITOR ATTESTATION
The disclosure provided under “Report of Independent Registered Public Accounting Firm” on pages F-6 and F-7 of Exhibit 99.3, 2020 Audited Consolidated Financial Statements, is incorporated by reference herein.
CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING
The disclosure provided under “Controls and Procedures” on page M-38 of Exhibit 99.2, Management’s Discussion and Analysis, is incorporated by reference herein.
IDENTIFICATION OF THE AUDIT COMMITTEE
On December 31, 2020, Stantec’s Audit and Risk Committee was made up of the following three members: Shelley A. M. Brown (Chair), Richard C. Bradeen, and Donald J. Lowry.
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
CODE OF ETHICS
Stantec has adopted a code of ethics, entitled the Stantec Code of Business Conduct (the “Code”). The Code applies to all directors, officers and employees of Stantec, including Stantec’s principal executive officer, principal financial officer and principal accounting officer. Stantec requires that all officers and employees annually certify that they have read and understand the Code. The Code is reviewed at least annually to ensure that it complies with all legal requirements and is in alignment with best practices. In the event that amendments are needed, recommendations are made to the Board of Directors for approval. On May 6, 2020, the Board of Directors of Stantec approved amendments to the Code to align it with Stantec’s Insider Trading Prohibition Policy and to clarify that any person who is in possession of material non-public information about Stantec or its business partners is prohibited from trading while in possession of such information. Other non-substantive clarifying amendments were made at that time. The Code is available on Stantec’s website (stantec.com) under the “About – Corporate Governance” section and included as Exhibit 99.9 hereto.
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
Copies of all complaints are reviewed by the chair of the Audit and Risk Committee upon receipt. A quarterly report is presented to the Audit and Risk Committee and the Sustainability and Safety Committee summarizing the status of any active investigations of complaints and the resolution of all complaints made through the integrity hotline.

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
AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES
The disclosure provided under “Preapproval Policy” on page 19 of Exhibit 99.1, Annual Information Form, is incorporated by reference herein. No audit-related fees, tax fees or other fees were approved by the Audit and Risk Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.
OFF-BALANCE SHEET ARRANGEMENTS
The disclosure provided under “Off-Balance Sheet Arrangements” on page M-26 of Exhibit 99.2, Management’s Discussion and Analysis, is incorporated by reference herein.
CONTRACTUAL OBLIGATIONS
The disclosure provided under “Contractual Obligations” on page M-25 of Exhibit 99.2, Management’s Discussion and Analysis, is incorporated by reference herein.
CORPORATE GOVERNANCE
The disclosure provided under “NYSE Corporate Governance Disclosure” on page 21 of Exhibit 99.1, Annual Information Form, is incorporated by reference herein.
UNDERTAKING AND CONSENT TO SERVICE OF PROCESS
A.Undertaking
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
B.Consent to Service of Process
Stantec has previously filed with the Commission a Form F-X and amendments thereto in connection with the Common
Shares. Any change to the name or address of a Registrant’s agent for service shall be communicated promptly to the
Commission by an amendment to Form F-X referencing the file number of the Registrant.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Annual Information Form dated February 24, 2021

99.2	Management’s Discussion and Analysis for the year ended December 31, 2020 (pages M-1 through M-41 of the 2020 Annual Report)

99.3	2020 Audited Consolidated Financial Statements (pages F-1 through F-59 of the 2020 Annual Report)

99.4	Consent of Ernst & Young LLP

99.5	Chief Executive Officer’s Certifications required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the U.S. Sarbanes-Oxley Act of 2002

99.6	Chief Executive Officer’s Certification pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002

99.7	Chief Financial Officer’s Certifications required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the U.S. Sarbanes-Oxley Act of 2002

99.8	Chief Financial Officer’s Certification pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002

99.9	Code of Business Conduct

101.	Interactive Data File

SIGNATURES
Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

STANTEC INC.

/s/ Gordon A. Johnston
Gordon A. Johnston, M. Eng., P. Eng. President and Chief Executive Officer

Date: February 24, 2021