Form 40-F
period 2021-12-31
STANTEC INC
filed 2022-02-23
CIK 1131383

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 40-F
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended       December 31, 2021
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
   Stantec Consulting Services Inc., 370 Interlocken Boulevard, Suite 200, Broomfield, CO 80021-8009, (303) 410-4000
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
As of December 31, 2021 – 111,333,479 Common Shares outstanding.
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
7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑

The documents, or portions thereof, forming part of this Form 40-F are incorporated by reference into the following registration statements under the Securities Act of 1933, as amended:

Form	Registration No.
S-8	333-143082
S-8	333-143084
S-8	333-212932

DISCLOSURE CONTROLS AND PROCEDURES
The disclosure provided under “Controls and Procedures” on page M-40 of Exhibit 99.2, Management’s Discussion and Analysis, is incorporated by reference herein.
MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
The disclosure provided under “Management’s Annual Report on Internal Control Over Financial Reporting” on page F-2 of Exhibit 99.3, 2021 Audited Consolidated Financial Statements, is incorporated by reference herein.
AUDITOR ATTESTATION
The disclosure provided under “Report of Independent Registered Public Accounting Firm” on pages F-3 and F-6 of Exhibit 99.3, 2021 Audited Consolidated Financial Statements, is incorporated by reference herein.
CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING
The disclosure provided under “Controls and Procedures” on page M-40 of Exhibit 99.2, Management’s Discussion and Analysis, is incorporated by reference herein.
IDENTIFICATION OF THE AUDIT COMMITTEE
On December 31, 2021, Stantec’s Audit and Risk Committee was made up of the following three members: Shelley A. M. Brown (Chair), Richard C. Bradeen, and Donald J. Lowry.
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
CODE OF ETHICS
Stantec has adopted a code of ethics, entitled the Stantec Code of Business Conduct (the “Code”). The Code applies to all directors, officers and employees of Stantec, including Stantec’s principal executive officer, principal financial officer and principal accounting officer. Stantec requires that all officers and employees annually certify that they have read and understand the Code. The Code is reviewed regularly to ensure that it complies with all legal requirements and is in alignment with best practices. In the event that amendments are needed, recommendations are made to the Board of Directors for approval. No material amendments nor waivers from any provision of the Code were made nor granted during Stantec's most recently completed fiscal year. The Code is available on Stantec’s website (stantec.com) under the “About – Corporate Governance” section and included as Exhibit 99.10 hereto.
The Board of Directors believes that providing a forum for employees and officers to raise concerns about ethical conduct and treating all complaints with the appropriate level of seriousness fosters a culture of ethical conduct within Stantec. The Code sets out our procedures for reporting and investigating observations or concerns raised by employees or officers of the company. Stantec monitors compliance with the Code through its external integrity hotline. The integrity hotline hosted by an independent third party allows officers or employees to report concerns regarding breaches of the Code in writing, over the telephone, by mail or by email. All complaints are treated as confidential, and requests to maintain anonymity are respected to the extent possible. The integrity hotline is managed by an independent third party.
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
PRINCIPAL ACCOUNTANT FEES AND SERVICES
Effective June 1, 2021, Stantec changed its auditor from Ernst & Young LLP (Edmonton, AB, Canada, PCAOB ID: 1263) to PricewaterhouseCoopers LLP (Edmonton, AB, Canada, PCAOB ID: 271).
The disclosure provided under “External Auditor Service Fees” on page 20 of Exhibit 99.1, Annual Information Form, is incorporated by reference herein.
AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES
The disclosure provided under “Preapproval Policy” on page 20 of Exhibit 99.1, Annual Information Form, is incorporated by reference herein. No audit-related fees, tax fees or other fees were approved by the Audit and Risk Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.
OFF-BALANCE SHEET ARRANGEMENTS
The disclosure provided under "Off-Balance Sheet Arrangements" on page M-26 of Exhibit 99.2, Management's Discussion and Analysis, is incorporated by reference herein.
CONTRACTUAL OBLIGATIONS
The disclosure provided under "Contractual Obligations" on pages M-25 and M-26 of Exhibit 99.2, Management's Discussion and Analysis, is incorporated by reference herein.
CORPORATE GOVERNANCE
The disclosure provided under “NYSE Corporate Governance Disclosure” on page 22 of Exhibit 99.1, Annual Information Form, is incorporated by reference herein.
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

EXHIBIT INDEX

Exhibit No.	Description

99.1	Annual Information Form dated February 23, 2022

99.2	Management’s Discussion and Analysis for the year ended December 31, 2021 (pages M-1 through M-43 of the 2021 Annual Report)

99.3	2021 Audited Consolidated Financial Statements (pages F-1 through F-59 of the 2021 Annual Report)

99.4	Consent of PricewaterhouseCoopers LLP

99.5	Consent of Ernst & Young LLP

99.6	Chief Executive Officer’s Certifications required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the U.S. Sarbanes-Oxley Act of 2002

99.7	Chief Executive Officer’s Certification pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002

99.8	Chief Financial Officer’s Certifications required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the U.S. Sarbanes-Oxley Act of 2002

99.9	Chief Financial Officer’s Certification pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002

99.10	Code of Business Conduct

101.	Interactive Data File (formatted as Inline XBRL)

104.	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURES
Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

STANTEC INC.

/s/ Gordon A. Johnston
Gordon A. Johnston, M. Eng., P. Eng. President and Chief Executive Officer

Date: February 23, 2022