Form 40-F
period 2022-12-31
STANTEC INC
filed 2023-02-22
CIK 1131383

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 40-F
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended       December 31, 2022                     Commission File Number:  001-32562
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
As of December 31, 2022 – 110,809,020 Common Shares outstanding.
Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.
Yes ☑    No ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files).
Yes ☑    No ☐
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.
Emerging growth company ☐
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the Registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the Registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

The documents, or portions thereof, forming part of this Form 40-F are incorporated by reference into the following registration statements under the Securities Act of 1933, as amended:

Form	Registration No.
S-8	333-143082
S-8	333-143084
S-8	333-212932

DISCLOSURE CONTROLS AND PROCEDURES
The disclosure provided under “Controls and Procedures” on page M-41 of Exhibit 99.2, Management’s Discussion and Analysis, is incorporated by reference herein.
MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
The disclosure provided under “Management’s Annual Report on Internal Control Over Financial Reporting” on page F-2 of Exhibit 99.3, 2022 Audited Consolidated Financial Statements, is incorporated by reference herein.
AUDITOR ATTESTATION
The disclosure provided under “Report of Independent Registered Public Accounting Firm” on pages F-3 to F-5 of Exhibit 99.3, 2022 Audited Consolidated Financial Statements, is incorporated by reference herein.
CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING
The disclosure provided under “Controls and Procedures” on page M-41 of Exhibit 99.2, Management’s Discussion and Analysis, is incorporated by reference herein.
IDENTIFICATION OF THE AUDIT COMMITTEE
On December 31, 2022, Stantec’s Audit and Risk Committee was made up of the following three members: Shelley A. M. Brown (Chair), Donald J. Lowry, and Marie-Lucie Morin.
AUDIT COMMITTEE FINANCIAL EXPERT
Shelley A. M. Brown and Donald J. Lowry are each an audit committee financial expert (as such term is defined in the rules and regulations of the Securities Exchange Commission). The Securities and Exchange Commission has indicated that the designation of a person as an audit committee financial expert does not impose on such person any duties, obligations or liability that are greater than those imposed on such person as a member of the audit committee and the Board of Directors in the absence of such designation and does not affect the duties, obligations or liability of any other member of the audit committee or Board of Directors. All members of Stantec's Audit and Risk Committee - Shelley A. M. Brown, Donald J. Lowry, and Marie-Lucie Morin - are independent, as that term is defined by the New York Stock Exchange’s corporate governance standards applicable to Stantec.
CODE OF ETHICS
Stantec has adopted a code of ethics, entitled the Stantec Code of Business Conduct (the “Code”). The Code applies to all directors, officers and employees of Stantec, including Stantec’s principal executive officer, principal financial officer and principal accounting officer. Stantec requires that all officers and employees annually certify that they have read and understand the Code. The Code is reviewed regularly to ensure that it complies with all legal requirements and is in alignment with best practices. In the event that amendments are needed, recommendations are made to the Board of Directors for approval. No material amendments nor waivers from any provision of the Code were made nor granted during Stantec's most recently completed fiscal year. The Code is available on Stantec’s website (stantec.com) under the “About – Corporate Governance” section.
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
PRINCIPAL ACCOUNTANT FEES AND SERVICES
The disclosure provided under “External Auditor Service Fees” on page 21 of Exhibit 99.1, Annual Information Form, is incorporated by reference herein. Please note that effective June 1, 2021, Stantec changed its auditor from Ernst & Young LLP (Edmonton, AB, Canada, PCAOB ID: 1263) to PricewaterhouseCoopers LLP (Edmonton, AB, Canada, PCAOB ID: 271), therefore, the External Auditor Service Fees table presented in the Annual Information Form contains information about the audit fees paid to Ernst & Young LLP up to June 1, 2021.
AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES
The disclosure provided under “Preapproval Policy” on page 21 of Exhibit 99.1, Annual Information Form, is incorporated by reference herein. No audit-related fees, tax fees or other fees were approved by the Audit and Risk Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.
OFF-BALANCE SHEET ARRANGEMENTS
The disclosure provided under "Off-Balance Sheet Arrangements" on page M-25 of Exhibit 99.2, Management's Discussion and Analysis, is incorporated by reference herein.
CONTRACTUAL OBLIGATIONS
The disclosure provided under "Cash flows (used in) from financial activities", "Capital Management", and "Contractual Obligations" on pages M-23, and M-24 to M-25 of Exhibit 99.2, Management's Discussion and Analysis, is incorporated by reference herein.
CORPORATE GOVERNANCE
The disclosure provided under “NYSE Corporate Governance Disclosure” on page 23 of Exhibit 99.1, Annual Information Form, is incorporated by reference herein.
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

EXHIBIT INDEX

Exhibit No.	Description

99.1	Annual Information Form dated February 22, 2023

99.2	Management’s Discussion and Analysis for the year ended December 31, 2022 (pages M-1 through M-44 of the 2022 Annual Report)

99.3	2022 Audited Consolidated Financial Statements (pages F-1 through F-57 of the 2022 Annual Report)

99.4	Consent of PricewaterhouseCoopers LLP

99.5	Chief Executive Officer’s Certifications required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the U.S. Sarbanes-Oxley Act of 2002

99.6	Chief Executive Officer’s Certification pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002

99.7	Chief Financial Officer’s Certifications required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the U.S. Sarbanes-Oxley Act of 2002

99.8	Chief Financial Officer’s Certification pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002

101.	Interactive Data File (formatted as Inline XBRL)

104.	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURES
Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

STANTEC INC.

/s/ Gordon A. Johnston
Gordon A. Johnston, M. Eng., P. Eng. President and Chief Executive Officer

Date: February 22, 2023