Form 40-F
period 2023-12-31
STANTEC INC
filed 2024-02-28
CIK 1131383

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 40-F
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended       December 31, 2023                     Commission File Number:  001-32562
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
  10220-103 Avenue NW, Suite 300, Edmonton, Alberta, Canada T5J 0K4, (780) 917-7000
(Address and telephone number of Registrant’s principal executive offices)
   Stantec Consulting Services Inc., 410 17th Street, Suite 1400, Denver, CO 80202-4427, (303) 295-1717
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
As of December 31, 2023 – 114,066,995 Common Shares outstanding.
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
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the Registrant included in the filing reflect the correction of an error to previously issued financial statements. ☑

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the Registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☑

The documents, or portions thereof, forming part of this Form 40-F are incorporated by reference into the following registration statements under the Securities Act of 1933, as amended:

Form	Registration No.
S-8	333-143082
S-8	333-143084
S-8	333-212932

DISCLOSURE CONTROLS AND PROCEDURES
The disclosure provided under “Controls and Procedures” on page M-41 of Exhibit 99.2, Management’s Discussion and Analysis, is incorporated by reference herein.
MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
The disclosure provided under “Management’s Annual Report on Internal Control Over Financial Reporting” on page F-2 of Exhibit 99.3, 2023 Audited Consolidated Financial Statements, is incorporated by reference herein.
AUDITOR ATTESTATION
The disclosure provided under “Report of Independent Registered Public Accounting Firm” on pages F-3 to F-5 of Exhibit 99.3, 2023 Audited Consolidated Financial Statements, is incorporated by reference herein.
CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING
The disclosure provided under “Controls and Procedures” on page M-41 of Exhibit 99.2, Management’s Discussion and Analysis, is incorporated by reference herein.
IDENTIFICATION OF THE AUDIT COMMITTEE
On December 31, 2023, Stantec’s Audit and Risk Committee was made up of the following four members: Shelley A. M. Brown (Chair), Angeline G. Chen, Donald J. Lowry, and Celina J. Wang Doka.
AUDIT COMMITTEE FINANCIAL EXPERT
Shelley A. M. Brown, Donald J. Lowry, and Celina J. Wang Doka are each an audit committee financial expert (as such term is defined in the rules and regulations of the Securities Exchange Commission). The Securities and Exchange Commission has indicated that the designation of a person as an audit committee financial expert does not impose on such person any duties, obligations or liability that are greater than those imposed on such person as a member of the audit committee and the Board of Directors in the absence of such designation and does not affect the duties, obligations or liability of any other member of the audit committee or Board of Directors. All members of Stantec's Audit and Risk Committee - Shelley A. M. Brown, Angeline G. Chen, Donald J. Lowry, and Celina J. Wang Doka - are independent, as that term is defined by the New York Stock Exchange’s corporate governance standards applicable to Stantec.
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
PRINCIPAL ACCOUNTANT FEES AND SERVICES
Stantec's auditor is PricewaterhouseCoopers LLP (Edmonton, AB, Canada, PCAOB ID: 271). The disclosure provided under “External Auditor Service Fees” on page 21 of Exhibit 99.1, Annual Information Form, is incorporated by reference herein.
AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES
The disclosure provided under "Preapproval Policy" on page 21 of Exhibit 99.1, Annual Information Form, is incorporated by reference herein. No audit-related fees, tax fees or other fees were approved by the Audit and Risk Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.
OFF-BALANCE SHEET ARRANGEMENTS
The disclosure provided under "Off-Balance Sheet Arrangements" on page M-25 of Exhibit 99.2, Management's Discussion and Analysis, is incorporated by reference herein.
CONTRACTUAL OBLIGATIONS
The disclosure provided under "Cash flows used in financing activities", "Capital Management", and "Contractual Obligations" on pages M-22, and M-23 to M-24 of Exhibit 99.2, Management's Discussion and Analysis, is incorporated by reference herein.
NYSE CORPORATE GOVERNANCE RULES
The disclosure provided under “NYSE Corporate Governance Disclosure” on page 23 of Exhibit 99.1, Annual Information Form, is incorporated by reference herein.
CORRECTION OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS

The 2023 Audited Consolidated Financial Statements included as Exhibit 99.3 reflect the correction of a classification error within the “Geographic Information” table of Note 34, Segmented Information. The “Geographic Information” table in Note 34 presents a geographic breakdown of the Registrant’s non-current assets and gross revenues. In the Registrant’s Annual Report for the fiscal year ended December 31, 2022, $61.2 million in gross revenue earned in foreign branch jurisdictions was inadvertently included in the amount shown for gross revenue in the “United Kingdom” instead of in “Other global geographies”. Neither total gross revenues, gross revenue by reportable segments, nor any other geography was impacted. The Registrant concluded that the differences were not material to its previously issued financial statements but, nevertheless, has determined it is appropriate to correct the disclosures in the comparative disclosures in Note 34 to the 2023 Audited Consolidated Financial Statements. The difference does not relate to a financial metric used to determine any of the Registrant’s incentive-based compensation and due to its nature does not impact total shareholder return metrics used in compensation arrangements. Therefore, the Registrant concluded that no recovery was required under the Registrant’s Executive Compensation Clawback Policy attached to this Form 40-F as Exhibit 97.
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

EXHIBIT INDEX

Exhibit No.	Description

97	Executive Compensation Clawback Policy

99.1	Annual Information Form dated February 28, 2024

99.2	Management’s Discussion and Analysis for the year ended December 31, 2023 (pages M-1 through M-44 of the 2023 Annual Report)

99.3	2023 Audited Consolidated Financial Statements (pages F-1 through F-54 of the 2023 Annual Report)

99.4	Consent of PricewaterhouseCoopers LLP

99.5	Chief Executive Officer’s Certifications required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the U.S. Sarbanes-Oxley Act of 2002

99.6	Chief Executive Officer’s Certification pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002

99.7	Chief Financial Officer’s Certifications required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the U.S. Sarbanes-Oxley Act of 2002

99.8	Chief Financial Officer’s Certification pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002

101.	Interactive Data File (formatted as Inline XBRL)

104.	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURES
Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

STANTEC INC.

/s/ Gordon A. Johnston
Gordon A. Johnston, M. Eng., P. Eng. President and Chief Executive Officer

Date: February 28, 2024