Form 40-F
period 2024-12-31
STANTEC INC
filed 2025-02-25
CIK 1131383

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 40-F
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended       December 31, 2024                     Commission File Number:  001-32562
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
As of December 31, 2024 – 114,066,995 Common Shares outstanding.
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
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the Registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the Registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

The documents, or portions thereof, forming part of this Form 40-F are incorporated by reference into the registration statement Form S-8 333-283922 under the Securities Act of 1933.

DISCLOSURE CONTROLS AND PROCEDURES
The disclosure provided under “Controls and Procedures” on page M-43 of Exhibit 99.2, Management’s Discussion and Analysis, is incorporated by reference herein.
MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
The disclosure provided under “Management’s Annual Report on Internal Control Over Financial Reporting” on page F-2 of Exhibit 99.3, 2024 Audited Consolidated Financial Statements, is incorporated by reference herein.
AUDITOR ATTESTATION
The disclosure provided under “Report of Independent Registered Public Accounting Firm” on pages F-3 to F-5 of Exhibit 99.3, 2024 Audited Consolidated Financial Statements, is incorporated by reference herein.
CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING
The disclosure provided under “Controls and Procedures” on page M-43 of Exhibit 99.2, Management’s Discussion and Analysis, is incorporated by reference herein.
IDENTIFICATION OF THE AUDIT COMMITTEE
On December 31, 2024, Stantec’s Audit and Risk Committee was made up of the following four members: Shelley A. M. Brown (Chair), Angeline G. Chen, Donald J. Lowry, and Celina J. Wang Doka. On January 1, 2025, Rick Eng and Christopher F. Lopez joined the Audit and Risk Committee, and on January 31, 2025, Donald J. Lowry retired from Stantec's Board of Directors and the Audit and Risk Committee, which is currently made up of five members.
AUDIT COMMITTEE FINANCIAL EXPERT
As of December 31, 2024, the following Audit and Risk Committee members were identified as audit committee financial experts (as such term is defined in the rules and regulations of the Securities Exchange Commission): Shelley A. M. Brown, Donald J. Lowry, and Celina J. Wang Doka. Rick Eng and Christopher F. Lopez joined the Audit and Risk Committee on January 1, 2025 and are both audit committee financial experts. The Securities and Exchange Commission has indicated that the designation of a person as an audit committee financial expert does not impose on such person any duties, obligations or liability that are greater than those imposed on such person as a member of the audit committee and the Board of Directors in the absence of such designation and does not affect the duties, obligations or liability of any other member of the audit committee or Board of Directors. All current members of Stantec's Audit and Risk Committee - Shelley A. M. Brown, Angeline G. Chen, Rick Eng, Christopher F. Lopez , and Celina J. Wang Doka - are independent, as that term is defined by the New York Stock Exchange’s corporate governance standards applicable to Stantec. Prior to his retirement from the Audit and Risk Committee, Donald J. Lowry was also independent.
CODE OF ETHICS
Stantec has adopted a code of ethics, entitled the Stantec Code of Business Conduct (the “Code”). The Code applies to all directors, officers and employees of Stantec, including Stantec’s principal executive officer, principal financial officer and principal accounting officer. Stantec requires that all officers and employees annually certify that they have read and understand the Code. The Code is reviewed regularly to ensure that it complies with all legal requirements and is in alignment with best practices. In the event that amendments are needed, recommendations are made to the Board of Directors for approval. No amendments nor waivers from any provision of the Code were made nor granted during Stantec's most recently completed fiscal year. The Code is available on Stantec’s website (stantec.com) under the “About – Corporate Governance” section.
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
PRINCIPAL ACCOUNTANT FEES AND SERVICES
Stantec's auditor is PricewaterhouseCoopers LLP (Edmonton, AB, Canada, PCAOB ID: 271). The disclosure provided under “External Auditor Service Fees” on page 22 of Exhibit 99.1, Annual Information Form, is incorporated by reference herein.
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
CONTRACTUAL OBLIGATIONS
The disclosure provided under "Cash flows used in financing activities", "Capital Management", and "Contractual Obligations" on pages M-22 to M-25 of Exhibit 99.2, Management's Discussion and Analysis, is incorporated by reference herein.
NYSE CORPORATE GOVERNANCE RULES
The disclosure provided under “NYSE Corporate Governance Disclosure” on page 24 of Exhibit 99.1, Annual Information Form, is incorporated by reference herein.
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

EXHIBIT INDEX

Exhibit No.	Description

97	Executive Compensation Clawback Policy, incorporated by reference to Exhibit 97 of Stantec’s annual report on Form 40-F filed with the Commission on February 28, 2024 (Commission File No. 001-32562)

99.1	Annual Information Form dated February 24, 2025

99.2	Management’s Discussion and Analysis for the year ended December 31, 2024 (pages M-1 through M-45 of the 2024 Annual Report)

99.3	2024 Audited Consolidated Financial Statements (pages F-1 through F-54 of the 2024 Annual Report)

99.4	Consent of PricewaterhouseCoopers LLP

99.5	Chief Executive Officer’s Certifications required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the U.S. Sarbanes-Oxley Act of 2002

99.6	Chief Executive Officer’s Certification pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002

99.7	Chief Financial Officer’s Certifications required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the U.S. Sarbanes-Oxley Act of 2002

99.8	Chief Financial Officer’s Certification pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002

101.	Interactive Data File (formatted as Inline XBRL)

104.	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURES
Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

STANTEC INC.

/s/ Gordon A. Johnston
Gordon A. Johnston, M. Eng., P. Eng. President and Chief Executive Officer

Date: February 24, 2025