Form 40-F
period 2025-12-31
STANTEC INC
filed 2026-02-25
CIK 1131383

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 40-F
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended       December 31, 2025                     Commission File Number:  001-32562
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
As of December 31, 2025 – 114,066,995 Common Shares outstanding.
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

DISCLOSURE CONTROLS AND PROCEDURES
The disclosure provided under “Controls and Procedures” on page M-45 of Exhibit 99.2, Management’s Discussion and Analysis, is incorporated by reference herein.
MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
The disclosure provided under “Management’s Annual Report on Internal Control Over Financial Reporting” on page F-2 of Exhibit 99.3, 2025 Audited Consolidated Financial Statements, is incorporated by reference herein.
AUDITOR ATTESTATION
The disclosure provided under “Report of Independent Registered Public Accounting Firm” on pages F-3 to F-6 of Exhibit 99.3, 2025 Audited Consolidated Financial Statements, is incorporated by reference herein.
CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING
The disclosure provided under “Controls and Procedures” on page M-45 of Exhibit 99.2, Management’s Discussion and Analysis, is incorporated by reference herein.
IDENTIFICATION OF THE AUDIT COMMITTEE
On December 31, 2025, Stantec’s Audit and Risk Committee was made up of the following five members: Shelley A. M. Brown (Chair), Angeline G. Chen, Richard A. Eng, Christopher F. Lopez, and Celina J. Wang Doka.
AUDIT COMMITTEE FINANCIAL EXPERT
As of December 31, 2025, the following Audit and Risk Committee members were identified as audit committee financial experts (as such term is defined in the rules and regulations of the Securities Exchange Commission): Shelley A. M. Brown, Richard A. Eng, Christopher F. Lopez, and Celina J. Wang Doka. The Securities and Exchange Commission has indicated that the designation of a person as an audit committee financial expert does not impose on such person any duties, obligations or liability that are greater than those imposed on such person as a member of the audit committee and the Board of Directors in the absence of such designation and does not affect the duties, obligations or liability of any other member of the audit committee or Board of Directors. All current members of Stantec's Audit and Risk Committee - Shelley A. M. Brown, Angeline G. Chen, Richard A. Eng, Christopher F. Lopez , and Celina J. Wang Doka - are independent, as that term is defined by the New York Stock Exchange’s corporate governance standards applicable to Stantec.
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

EXHIBIT INDEX

Exhibit No.	Description

97	Executive Compensation Clawback Policy, incorporated by reference to Exhibit 97 of Stantec’s annual report on Form 40-F filed with the Commission on February 28, 2024 (Commission File No. 001-32562)

99.1	Annual Information Form dated February 25, 2026

99.2	Management’s Discussion and Analysis for the year ended December 31, 2025 (pages M-1 through M-47 of the 2025 Annual Report)

99.3	2025 Audited Consolidated Financial Statements (pages F-1 through F-54 of the 2025 Annual Report)

99.4	Consent of PricewaterhouseCoopers LLP

99.5	Chief Executive Officer’s Certifications required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the U.S. Sarbanes-Oxley Act of 2002

99.6	Chief Executive Officer’s Certification pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002

99.7	Chief Financial Officer’s Certifications required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the U.S. Sarbanes-Oxley Act of 2002

99.8	Chief Financial Officer’s Certification pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002

101.	Interactive Data File (formatted as Inline XBRL)

104.	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURES
Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

STANTEC INC.

/s/ Gordon A. Johnston
Gordon A. Johnston, M. Eng., P. Eng. President and Chief Executive Officer

Date: February 25, 2026